Exhibit 2

Connect Holdings Limited Announcement

VOLUNTARY CONDITIONAL GENERAL OFFER

by

CONNECT HOLDINGS LIMITED

(Bermuda company registration no. 38611)

to acquire all the issued ordinary shares in the capital of

PACIFIC INTERNET LIMITED

(Company Registration No. 199502086C)

(Incorporated in the Republic of Singapore)

other than those already held by Connect Holdings Limited (the Offeror or

Connect) as at the date of the Offer

CAUTIONARY NOTE:

Connect has not yet commenced the Offer (as defined herein). The Offer will be made only pursuant to an Offer to Purchase (as defined herein) and related materials that Connect will distribute to holders of the PacNet Shares (as defined herein). Holders of the PacNet Shares should read carefully the Offer to Purchase and related materials when they become available because they will contain important information. Holders of the PacNet Shares and investors may download a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Connect intends to file with the U.S. Securities and Exchange Commission (the SEC) at the SEC’s website at www.sec.gov. when these have been filed. These materials will contain important information and holders of the PacNet Shares are urged to read them carefully prior to making any decision with respect to their PacNet Shares or the Offer.

Terms defined in the announcement dated 12 January 2007 by Connect, relating to the pre-conditional voluntary general offer by Connect Holdings Limited for Pacific Internet Limited, shall have the same meanings when used in this Announcement, unless otherwise defined herein.

1. INTRODUCTION

1.1 Pre-Conditional Offer. On 12 January 2007 Connect announced its intention, subject to the satisfaction or waiver, if applicable, of certain pre-conditions, to make and implement a voluntary conditional general offer (the Offer) to acquire all the issued ordinary shares in the capital of Pacific Internet Limited (PacNet), other than those already held by Connect, its related corporations or the respective nominees of Connect or its related corporations as at the date of the Offer (the Pre-Conditional Offer Announcement).

A copy of the Pre-Conditional Offer Announcement is available on the website of the SEC at www.sec.gov.

1.2 Pre-Conditions. The pre-conditions are as set out in the Appendix to the Pre-Conditional Offer Announcement. Pursuant to Sub-section 10.8.1 of the Code of Practice for Competition in the Provision of Telecommunication Services 2005 (Competition Code), the prior written approval of the Info- Communications Development Authority of Singapore (IDA) must be obtained in respect of Connect’s proposal to acquire a direct ownership interest in PacNet pursuant to the Offer since the Offer, if it becomes unconditional, would result in Connect holding an ownership interest in PacNet of more than 30%.

1.3 Offer. Connect wishes to announce that on 30 March 2007, it obtained the unconditional approval of the IDA in respect of its proposal to make the Offer and accordingly it has decided to proceed with the Offer, subject to and on the principal terms and conditions set out in Section 2 below.

In connection with the Offer, Connect has appointed Lazard Asia Limited and Lazard Freres & Co. LLC (together Lazard) as its financial adviser.

2. THE OFFER

2.1 Offer Terms. Connect intends to make the Offer for all the issued ordinary shares in the capital of PacNet (the PacNet Shares), other than the PacNet Shares already held as at the date of the Offer by Connect, in accordance with Rule 15 of the Singapore Code on Take-overs and Mergers (the Singapore Code) and the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and subject to the terms and conditions set out in the offer to purchase (the Offer to Purchase) to be issued by Connect.

The Offer will be on the following basis:

For each PacNet Share: US$10.00 net in cash, without interest, less brokerage fees and less any required taxes (Offer Price)

The PacNet Shares are to be acquired fully-paid and free from all liens, charges, pledges and other encumbrances and together with all rights, benefits and entitlements attached thereto as at 12 January 2007 and thereafter attaching thereto, including the right to all dividends, rights and other distributions (if any) declared, made or paid thereon on or after 12 January 2007 (including any dividends that may be declared, made or paid in respect of the financial year ended 31 December 2006).

If, on or after 12 January 2007 but prior to the final expiration of the Offer, PacNet should declare or pay any cash dividend, other distribution, or return of capital on the PacNet Shares, or issue with respect to the PacNet Shares any additional PacNet Shares or any other securities, payable, distributable or issuable to shareholders of record on the date prior to the transfer of the PacNet Shares purchased pursuant to the Offer to Connect or its nominee, then, subject to the Conditions (as defined below) of the Offer being satisfied or waived (if applicable):

(i)	the Offer Price and other terms of the Offer may, in the sole discretion of Connect, be reduced by the amount of any such cash dividend, cash distribution or return of capital; and/or

(ii)	the whole of any such non-cash dividend, distribution, return of capital or issuance to be received by the tendering shareholders will (a) be received and held by the tendering shareholders for the account of Connect and will be required to be promptly remitted and transferred by each tendering shareholder to the depositary bank to be appointed for the Offer, for the account of Connect, accompanied by appropriate documentation of transfer, or (b) at the direction of Connect, be exercised for the benefit of Connect, in which case the proceeds of such exercise will promptly be remitted to Connect. Pending such remittance and subject to applicable law, Connect will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, return of capital, issuance or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount or value thereof, as determined by Connect in its sole discretion.

The foregoing is without prejudice to Connect’s right to invoke (after consultation with the Securities Industry Council of Singapore (SIC), where applicable) any Conditions (as defined below) in respect of any dividend, distribution, return of capital or issuance proposed by PacNet.

The PacNet Shares acquired by Connect pursuant to the Offer may be held by a nominee company(ies) on behalf of Connect or by Connect’s financier(s) as security. Connect also reserves the right to transfer any of the PacNet Shares to any of its related corporations.

2.2 Shares included in the Offer. The Offer will be extended, on the same terms and conditions, including the same Offer Price, to:

(a) all the issued PacNet Shares, including those PacNet Shares owned, controlled or agreed to be acquired by parties acting or deemed to be acting in concert1 with Connect in connection with the Offer (other than PacNet Shares held by Connect); and

(b) all new PacNet Shares unconditionally issued or to be issued pursuant to the valid exercise, prior to final expiration of the Offer, of any options (each, an Option) to subscribe for new PacNet Shares granted under the 1999 Share Option Plan (the PacNet 1999 Share Option Plan).

2.3 Options. Under the rules of the PacNet 1999 Share Option Plan, the Options are not freely transferable by the holders thereof. In view of this restriction, Connect will not make an offer to acquire the Options (although for the avoidance of doubt, the Offer will be extended to all new PacNet Shares issued or to be issued pursuant to the valid exercise of the Options on or prior to the final expiration of the Offer). Connect will, however, in accordance with Rule 192 of the Singapore Code, make an appropriate proposal to the holders of such Options (the Options Proposal) when the Offer is made. Details of the Options Proposal will be set out in the Offer to Purchase.

2.4 Conditions of the Offer. The Offer will be conditional on the tender of a sufficient number of PacNet Shares such that Connect would own more than 50 per cent. (including the PacNet

1. Under the Singapore Code, persons “acting in concert” (as defined in the Singapore Code) with the Offeror in connection with the Offer, shall comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company, and shall be presumed to include, inter alia , the following unless the contrary is established:

(a)	the following companies:-

(i)	a company;

(ii)	the parent of (i);

(iii)	the subsidiaries of (i);

(iv)	the fellow subsidiaries of (i);

(v)	the associated companies of any of (i), (ii), (iii) or (iv); and

(vi)	companies whose associated companies include any of (i), (ii), (iii), (iv) or (v);

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts);

(c) a company with any of its pension funds and employee share schemes; and

(d) partners.

2. Under the Singapore Code, Rule 19 states, inter alia, that where an offer is made for equity share capital and the offeree company has instruments convertible into, rights to subscribe for and options in respect of securities being offered for or which carry voting rights (Stocks) outstanding, the offeror must make an appropriate offer or proposal to the holders of the stocks. Equality of treatment is required.

Shares currently held by Connect) of the voting rights attributable to the issued share capital of PacNet as at the final expiration of the Offer (including PacNet Shares issued or to be issued pursuant to Options validly exercised on or before the final expiration date of the Offer), in accordance with the requirements of the Singapore Code (the Minimum Acceptance Condition).

In addition, the Offer will be conditional upon other conditions set out in the Appendix to this Announcement (collectively, and together with the Minimum Acceptance Condition, all the conditions of the Offer are referred to as the Conditions). Connect reserves the right to waive in whole or in part or all of the Conditions set out in the Appendix other than the Minimum Acceptance Condition.

3. RATIONALE FOR THE OFFER

This Offer presents an opportunity for PacNet shareholders to sell their PacNet Shares for cash at a premium to the recent market trading prices of PacNet Shares. The Offer Price represents:

(a) a premium of approximately 9.8% over the closing price per PacNet Share on the NASDAQ Global Market of US$9.11 as at 11 January 2007, being the Market Day immediately preceding 12 January 2007; and

(b) a premium of approximately 2.0% over the closing price per PacNet Share on the Nasdaq Global Market of US$9.80 as at 10 April 2007, being the last full trading day prior to the date of this Announcement.

4. IRREVOCABLE UNDERTAKING

On 12 January 2007 Connect and Vantage Corporation Limited (VCL) entered into a sale and purchase agreement pursuant to which Connect acquired 2,250,000 PacNet Shares. As at the date of this Announcement, Connect has received an irrevocable undertaking from VCL to tender 1,629,373 PacNet Shares, representing approximately 11.83% of the issued share capital of PacNet based on 13,776,680 issued shares of PacNet as obtained from a company search of PacNet at the Accounting & Corporate Regulatory Authority of Singapore (ACRA) as at 5 January 2007, held by VCL and not already acquired by Connect, into the Offer.

Save as disclosed above, as at the date of this Announcement, neither Connect nor any party acting in concert with it has received any irrevocable undertaking from any holder of the PacNet Shares to accept or reject the Offer.

5. COMPULSORY ACQUISITION AND INTENTION TO DE-LIST

If, pursuant to the Offer, Connect purchases at least 90% of the PacNet Shares, other than those already held by Connect, its related corporations or respective nominees, Connect intends to exercise its right under Section 215 of the Singapore Companies Act to compulsorily acquire those PacNet Shares not tendered and purchased by Connect pursuant to the Offer.

If the Offer is successful and when the circumstances permit, Connect intends to de-list PacNet from the Nasdaq Global Market, and subject to compliance with applicable laws and regulations, Connect also intends to terminate the reporting obligations of PacNet under U.S. federal securities laws.

6. INFORMATION ON CONNECT

Connect was incorporated in Bermuda on 22 June 2006 and is an investment holding company. The directors of Connect are Timothy Davis, David Astwood, Brian Kent Holdipp, Robert McCarthy, Seumas Dawes, Robert Petty and William Barney. Connect is a wholly-owned subsidiary of Connect International Limited (CIL), an investment holding company incorporated in Bermuda on 20 June 2006. CIL is, in turn, owned by a number of investment funds, namely:

(a) Ashmore Global Special Situations Fund Limited, Ashmore Global Special Situations Fund 2 Limited, Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio, Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund, Ashmore Emerging Markets Debt Fund and Ashmore Emerging Markets Debt and Currency Fund Limited (together Ashmore);

(b) Spinnaker Global Opportunity Fund Ltd, Spinnaker Global Emerging Markets Fund Ltd and Spinnaker Global Strategic Fund Ltd (together Spinnaker); and

(c) Clearwater Undersea Cable Investments, LP (Clearwater).

Ashmore, Spinnaker and Clearwater (collectively Investors) are investment funds and are not directly concerned with any business of providing telecommunication infrastructure and services, except as indicated below. The ordinary business of each Investor is principally to invest in a diversified portfolio of companies and investment vehicles with the object of securing favourable financial returns. The interests the Investors hold in CIL and, in turn, CHL are held for passive investment purposes.

Connect owns 100% of Asia Netcom Corporation Limited and all its group entities. The principal business of the Asia Netcom group is the provision of telecommunications services, including dealing in telecommunications services and network capacity, submarine and/or terrestrial cable network telecommunications capacity, managed network services and internet protocol- based services.

Through a separate investment vehicle C2C Group Limited, the Investors own 100% of C2C Pte Ltd and all its group entities. The C2C group owns and operates a sub-sea cable network and provides telecommunications facilities and services.

7. DISCLOSURE OF SHAREHOLDINGS AND DEALINGS

7.1 Interest of Connect in PacNet Shares

As at the date of this Announcement, Connect owns and/or has an interest in an aggregate 4,121,287 PacNet Shares, representing approximately 29.91% of the issued share capital of PacNet based on 13,776,680 issued shares of PacNet as obtained from a company search of PacNet at ACRA as at 5 January 2007. By reason of their relationship to Connect as set forth in Section 6 above, CIL and the Investors are each reported as having shared power to vote and dispose or direct the vote and disposition of 4,121,287 PacNet Shares.

Save as disclosed above and based on the latest information available to Connect, as at the date of this Announcement (i) Connect, (ii) CIL, (iii) the Investors and (iv) each of the respective directors of (i), (ii) and (iii) above (collectively Relevant Persons) do not own, control, nor have they agreed to acquire, any PacNet Shares or securities which carry voting rights in PacNet or are convertible into PacNet Shares or securities which carry voting rights in PacNet, or rights to subscribe for or options in respect of such securities.

7.2 Dealings in PacNet Shares

Based on the latest information available to Connect, other than:

(a)	1,871,287 PacNet Shares purchased for and on behalf of Connect between 10 July 2006 and 22 November 2006 by way of open market purchases on the NASDAQ Global Market for an aggregate consideration of US$17,972,888.82 as follows:

(i)	on 10 July 2006, 353,425 PacNet Shares were acquired at an average price of US$9.16 per PacNet Share, or an aggregate purchase price of US$3,237,373.00;

(ii)	on 14 July 2006, 207,152 PacNet Shares were acquired at an average price of US$9.16 per PacNet Share, or an aggregate purchase price of US$1,897,512.32;

(iii)	on 21 July 2006, 50,000 PacNet Shares were acquired at an average price of US$8.56 per PacNet Share, or an aggregate purchase price of US$427,905.00;

(iv)	on 15 September 2006, 800,000 PacNet Shares were acquired at an average price of US$10.00 per PacNet Share, or an aggregate purchase price of US$8,000,000.00;

(v)	on 18 September 2006, 126,617 PacNet Shares were acquired at an average price of US$9.50 per PacNet Share, or an aggregate purchase price of US$1,202,861.50;

(vi)	on 19 September 2006, 50,000 PacNet Shares were acquired at an average price of US$9.60 per PacNet Share, or an aggregate purchase price of US$479,945.00;

(vii)	between 31 October 2006 and 3 November 2006, 150,724 PacNet Shares were acquired at an average price of US$9.48 per PacNet Share, or an aggregate purchase price of US$1,428,406.00;

(viii)	between 6 November 2006 and 22 November 2006, 133,369 PacNet Shares were acquired at an average price of US$9.74 per PacNet Share, or an aggregate purchase price of US$1,298,886.00; and

(b) 2,250,000 PacNet Shares acquired by Connect from VCL pursuant to a sale and purchase agreement dated 12 January 2007 at a price of US$10.00 per PacNet Share (in aggregate amounting to US$22,500,000), none of the Relevant Persons has dealt for value in any PacNet Shares during the period commencing seven (7) months prior to 12 January 2007.

As at the date of this Announcement, Connect owns and/or has an interest in an aggregate 4,121,287 PacNet Shares which were purchased for an aggregate purchase price of approximately US$40,472,888.82. All of the purchases were funded by capital contributions from the Investors for the purpose of making the acquisitions.

8. CONFIRMATION OF FINANCIAL RESOURCES

Lazard Asia Limited, the financial adviser to Connect, confirms that sufficient financial resources are available to Connect to satisfy in full all tenders in respect of the Offer.

9. OFFER TO PURCHASE

The Offer to Purchase, containing the terms and conditions of the Offer, and enclosing the appropriate letters of transmittal in order for PacNet shareholders to tender their PacNet Shares pursuant to the Offer will, in accordance with the requirements under the Singapore Code, be despatched to the PacNet shareholders not earlier than 14 days and not later than 21 days from the date of this Announcement.

10. FOREIGN SHAREHOLDERS

The making of the Offer to PacNet shareholders whose addresses are outside Singapore or the United States of America as shown in the register of PacNet (Foreign PacNet Shareholders) may be affected by the laws of the relevant foreign jurisdictions. Accordingly, Foreign PacNet Shareholders should inform themselves about and observe any applicable legal requirements. Further details in relation to Foreign PacNet Shareholders will be contained in the Offer to Purchase

Where there are possible restrictions on sending the Offer to Purchase to any jurisdiction other than Singapore or the United States, Connect reserves the right not to send the Offer to Purchase to such jurisdictions. Any affected Foreign PacNet Shareholders may, nonetheless, obtain a copy of the Offer to Purchase from the office of the information agent to be appointed for the Offer.

11. DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors of Connect (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of Connect has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by

Connect Holdings Limited

11 April 2007

THE APPENDIX

CONDITIONS TO THE OFFER

The Offer will be subject to the following Conditions being satisfied and remaining satisfied up to the final expiration of the Offer:

(a) Minimum Acceptance Condition: Connect having received, by the close of the Offer, valid acceptances in respect of such number of PacNet Shares which, when taken together with all PacNet Shares owned, controlled or agreed to be acquired by Connect and parties acting or deemed to be acting in concert with it (either before or during the Offer and pursuant to the Offer), will result in Connect and parties acting or deemed to be acting in concert with it holding such number of PacNet Shares carrying more than 50% of the voting rights attributable to the issued share capital of PacNet.

(b) Regulatory/Third Party Approvals: (i) All approvals, authorisations, clearances, licences, orders, confirmations, consents, exemptions, grants, permissions, recognitions and waivers (Authorisations) including without limitation IDA Approval, which are necessary or appropriate for or in connection with the Offer, the acquisition by Connect of any PacNet Shares or other securities in PacNet or of control of PacNet, any other member of the PacNet group or any PacNet Affiliate and/or to carry on the business of PacNet, any other member of the PacNet group or any PacNet Affiliate, having been obtained from and not being subject to any conditions imposed or required by any governmental, quasi-governmental, supranational, statutory, regulatory, administrative, investigative, fiscal or judicial agency, authority, body, court, association, institution, commission, department, exchange, tribunal or any other body or person whatsoever having jurisdiction over the matter in question or over Connect, any other member of the Connect group or any Connect Affiliate or over PacNet, any other member of the PacNet group or any PacNet Affiliate and from persons or bodies with whom Connect, any other member of the Connect group or any Connect Affiliate or PacNet, any other member of the PacNet group or any PacNet Affiliate has entered into contractual arrangements; (ii) all Authorisations remaining in full force and effect and no notice or intimation of any intention to revoke, modify or not to renew any of the same having been received and all necessary statutory or regulatory obligations in connection with the Offer and its implementation in any jurisdiction having been complied with; and (iii) all statutory and regulatory obligations in any jurisdiction having been complied with, all necessary or appropriate filings having been made, and all necessary or appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulations of any jurisdiction shall have expired, lapsed or been terminated, in each case in connection with the Offer or the acquisition of any PacNet Shares or other securities in PacNet or of control of PacNet, any other member of the PacNet group or any PacNet Affiliate.

(c) No Injunctions: No governmental, quasi-governmental, supranational, statutory, regulatory, administrative, investigative, fiscal or judicial agency, authority, body, court, association, institution, commission, department, exchange, tribunal or any other body or person whatsoever having jurisdiction over the matter in question or over Connect, any other member of the Connect group or any Connect Affiliate or over PacNet, any other member of the PacNet group or any PacNet Affiliate shall have taken, instituted, implemented or threatened or decided or proposed to take, institute or implement, any action, proceeding, suit, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, decision, ruling or order or taken any other steps, which in any case would or might:

(i)	make the Offer, its implementation or outcome or the acquisition of any PacNet Shares or other securities in PacNet or of control of PacNet, any other member of the PacNet group or any PacNet Affiliate void, illegal and/or unenforceable, or otherwise directly or indirectly restrict, restrain, prohibit, delay or interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge, hinder or frustrate or be adverse to the same (including requiring any amendment or revision of the Offer);

(ii)	impose any limitation on, or result in a delay in, the ability of Connect, any other member of the Connect group or any Connect Affiliate, directly or indirectly, to acquire, hold or exercise effectively any rights of ownership of shares, loans or securities convertible into shares or any other securities in PacNet, any other member of the PacNet group or any PacNet Affiliate or to exercise management control over PacNet, any other member of the PacNet group or any PacNet Affiliate; and/or

(iii)	require, prevent or delay a divestiture by Connect, any other member of the Connect group or any Connect Affiliate of any shares or other securities in PacNet, any other member of the PacNet group or any PacNet Affiliate.

(d) No Material Adverse Change: Since 30 September 2006:

(i)	there being no event, circumstance, effect, occurrence or state of affairs or any combination of them arising, occurring or existing which has a material adverse change in the assets, business, financial or trading position, value, profits, liabilities, prospects or results of operations of the PacNet group taken as a whole; or

(ii)	no litigation, arbitration, prosecution or other legal proceedings having been instituted, announced or threatened by or against or r emaining outstanding against PacNet, any other member of the PacNet group or any PacNet Affiliate which could have a material adverse effect on the PacNet group taken as a whole, and for the purpose of the foregoing, material adverse change and material adverse effect shall mean a reduction by more than 10% in the net tangible assets or the net profit after tax of the PacNet group for the financial year in which the relevant event, circumstance, effect, occurrence or state of affairs arises, occurs or exists but shall not include the effect of extraordinary or one-off items, or a reduction by more than 15% in the net income (being revenues less cost of sales, depreciation, interest, taxes and amortization) of the PacNet group for any two financial quarters following the most recent publicly disclosed quarterly financial statements at the time of the relevant event, circumstance, effect, occurrence or state of affairs and after making adjustments for the relevant event, circumstance, effect, occurrence or state of affairs; and

(e) No Subsequent Discovery: Connect not having discovered:

(i)	that any financial or business or other information concerning the PacNet group disclosed at any time by or on behalf of any member of the PacNet group, whether publicly or in writing to Connect or to any of its advisers, is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before the date of the Offer by disclosure either publicly or in writing to Connect or to any of its advisers to an extent which in any case is material in the context of the PacNet group taken as a whole; or

(ii)	that any member of the PacNet group is subject to any liability (actual or contingent) which is not disclosed in PacNet’s annual report and consolidated accounts for the financial year ended 31 December 2005 and which in any case is material in the context of the PacNet group taken as a whole,

and for the purpose of the foregoing sub-paragraph (i), material shall mean a reduction by more than 10% in the net tangible assets or the net profit after tax of the PacNet group for the relevant financial period to which such financial or business or other information relates, or a reduction by more than 15% in the net income (being revenues less cost of sales, depreciation, interest, taxes and amortization) of the PacNet group for any two financial quarters following the then most recent publicly disclosed quarterly financial statements after making adjustments for the relevant misleading information, misrepresentation or omission as the case may be; and for the purpose of the foregoing sub-paragraph (ii), material shall mean an increase in the liabilities of the PacNet group by an amount equivalent to more than 10% of the net tangible assets of the PacNet group.

Connect may waive the condition under paragraph (b) above (or any part thereof) insofar as any aforesaid Authorisation is obtained subject to any condition and determine such condition to be satisfied. Connect may waive any of the conditions under paragraphs (c), (d) and (e) above in whole or in part. Connect may invoke any of the conditions under paragraphs (c), (d) and (e) above only after consultation with SIC.

Unless otherwise provided in this Appendix, capitalised terms used in this Appendix shall have the same meaning as defined in the main body of this Announcement.

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